EXHIBIT 3.30
CLEVELAND REGIONAL MEDICAL CENTER, L.P.
LIMITED PARTNERSHIP AGREEMENT
By And
Among
COMMUNITY GP CORP.,
A Delaware Corporation,
And
COMMUNITY LP CORP.,
A Delaware Corporation,
DATED AS OF AUGUST 14, 1996
LIMITED PARTNERSHIP AGREEMENT
THIS LIMITED PARTNERSHIP AGREEMENT (this “Agreement”) is made and entered into by and among Community GP Corp., a Delaware corporation, as general partner, and Community LP Corp., a Delaware corporation, as the limited partner, effective as of the 14th day of August, 1996.
WITNESSETH:
WHEREAS, the parties acquired all of the general partnership and limited partnership interests of Cleveland Regional Medical Center, L.P. on August 14, 1996, pursuant to a certain Partnership Interest Purchase Agreement between the Partners, Dynamic Health, Inc., and DHI Hospitals, L.P.;
WHEREAS, the parties desire to enter this limited partnership agreement to reflect the intention of the parties as to the matters set forth herein.
NOW, THEREFORE, in consideration of the premises, and mutual covenants and promises contained herein, the parties hereto agree as follows:
ARTICLE I.
DEFINITIONS
Section 1.1 Definitions. For purposes of this Agreement, and all agreements supplemental hereto which may be entered into in accordance herewith, the terms defined in this Article I shall have the meanings herein specified:
“Agreement” means this Limited Partnership Agreement as the same may be supplemented or amended from time to time.

“Capital Account” means the account described in Section 4.1 of this Agreement. “Cash Flow” shall mean Net Income computed on the accrual basis of accounting, plus:
(a) the amortization of financing costs (including points) and other prepaid items (insurance, supplies, etc.) taken as deductions in computing the aforementioned Net Income to the extent that such amortization relates to such costs that were paid in a year or period other than the one in which such Net Income is computed;
(b) any cash received in the current year included in Net Income of prior or future years or periods;
Minus:
(c) regularly scheduled payments upon the principal of any Partnership indebtedness plus prepayments by the General Partner;
(d) such expenditures for acquisition of property, capital improvements or replacements, except to the extent financed through capital contributions, mortgages on property or other partnership loans;
(e) any amounts included in Net Income for which no cash was received by the Partnership in such year or period; and
(f) any reserves as determined by the General Partner.
The General Partner shall have the sole authority to make any adjustments deemed necessary in computing the Cash Flow of the Partnership.
“Code” means the Internal Revenue Code of 1986, as amended.
“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, as amended.
“General Partner” means Community GP Corp., a Delaware corporation, its successors and assigns.
“Hospital” means Cleveland Regional Medical Center located in Cleveland, Texas.
“Limited Partner” means Community LP Corp., a Delaware corporation, its successors and assigns.
“Net Income” means operating income less operating expenses, the amount of financing costs (including points) and other prepaid items paid during the year or period for which such Net Income is computed, but excluding depreciation which shall not be considered an operating expense).
“Ownership Interest” shall have the meaning ascribed to such term in Section 5.1 of this Agreement.

“Partner” or “Partners” mean the General Partner and Limited Partner, singularly or collectively, as partners under this Agreement.
“Partnership” means Cleveland Regional Medical Center, L.P., the limited partnership formed pursuant to this Agreement, its successors and assigns.
“Profits” and “Losses” shall have the meanings ascribed to those terms in Section 6.2 of this Agreement.
ARTICLE II.
FORMATION OF LIMITED PARTNERSHIP
Section 2.1 Formation of Limited Partnership.
(a) The Partners hereto are the only parties to the Partnership Agreement. The authority of the Partners shall be strictly limited to the purposes and scope set forth in this Agreement.
(b) The rights and obligations of the Partners and the administration and termination of the Partnership shall be governed as expressly provided for herein. A Partner’s interest in the Partnership shall be personal property for all purposes. All real and other property owned by the Partnership shall be deemed owned by the Partnership as an entity and no Partner, individually, shall have any ownership of such property.
Section 2.2 Purposes and Scope of Partnership.
(a) The purposes of the Partnership are:
(i) To carry on any activities which may lawfully be carried on by a limited partnership organized under the Delaware Act, including, without limitation, to own, operate, sell and otherwise dispose of the Hospital, and to acquire, finance, hold, develop, improve, maintain, operate, lease, sell, and otherwise dispose of any direct or indirect interests in hospitals and other related healthcare and/or health service organizations; and
(ii) To invest Partnership funds and cash balances in such investments as selected or determined by the General Partner.
(b) The Partners intend that the interpretation of this Agreement and of their general rights and duties shall be governed by the Delaware Act.
Section 2.3 Legal Name. For purposes of legal designation of this Partnership, the Partners agree:
(a) With respect to legal name, that all business and affairs of the Partnership be conducted solely under the name of “Cleveland Regional Medical Center, L.P.”
(b) Legal notice of the Partnership name and any modification thereof shall be made, if required by applicable state law:

(i) Through the filing of a Certificate of Limited Partnership with the office of the Secretary of State of Delaware showing the Partnership name; and
(ii) The General Partner shall execute all assumed, fictitious, or business name certificates required by law to be filed referencing the use of the aforesaid name and shall file such certificates, if allowed, in the records of the county where the Hospital is located, in the county of the principal place of business of the Partnership (if this differs from the county of the Hospital), and with the Secretary of State of Delaware, if permitted; and
(iii) As the General Partner may otherwise deem advisable or appropriate.
ARTICLE III.
MANAGEMENT OF THE PARTNERSHIP
Section 3.1 Management of Partnership. The overall day-to-day management and control of the business and affairs of the Partnership shall be vested in the General Partner. The Partners hereby delegate to and vest in the General Partner full, exclusive and complete discretion, authority and power in the management and control of the business and affairs of the Partnership in respect of all decisions related to the management, marketing and ownership of the Hospital and the investment of Partnership funds. The General Partner shall have the right, power, authority and obligation to implement the overall management and control of the business and affairs of the Partnership.
Section 3.2 Authority of General Partner. It is the intent of the parties that the General Partner shall have unilateral authority to conduct the business affairs of the Partnership, and it shall not be necessary for any third party to confirm the authority of the General Partner to take any and all action on behalf of the Partnership.
ARTICLE IV.
CAPITAL ACCOUNTS
Section 4.1 Capital Account. The Partnership will maintain for each Partner an account designated as his “Capital Account” in accordance with the following provisions:
(i) To each Partner’s Capital Account there shall be credited the amount of cash and the fair market value of any property contributed to the Partnership by such Partner, such Partner’s distributive share of Profits, and any items in the nature of income or gain that are specially allocated pursuant to Section 6.4 hereof, and the amount of any Partnership liabilities that are assumed by such Partner or that are secured by any Partnership property distributed to such Partner.
(ii) To each Partner’s Capital Account there shall be debited the amount of cash and the fair market value of any Partnership property distributed to such Partner pursuant to any provision of this Agreement, such Partner’s distributive share of Losses, and any items in the nature of loss or deduction specifically allocated pursuant to Section 6.4 hereof and the amount of any liabilities of such Partner that are assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.
The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the General Partner may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Partner upon the dissolution of the Partnership.
ARTICLE V.
ACCOUNTING AND DISTRIBUTIONS
Section 5.1 Ownership of Partnership, Distributions of Cash Flow.
(a) The ownership interest of the Partners in the Partnership shall be in the percentage interests (hereinafter referred to as the “Ownership Interest”) set forth opposite each of their names below, to wit:

General Partner	.5%
Limited Partner	99.5%
Total	100.0%
(b) The General Partner may distribute Cash Flow at such time and in such amounts as the General Partner determines, in its sole discretion. Any distributions of Cash Flow shall be divided among the Partners in proportion to their Ownership Interests.
Section 5.2 Distribution upon Sale of All Assets. Notwithstanding any other provision of this Article V, upon the sale of all of the Partnership’s assets, liquidating distributions shall be made, in all cases, in accordance with Article IX hereof.
ARTICLE VI.
TAX STATUS AND ALLOCATION
Section 6.1 Tax Status. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Partners hereby recognizes that the Partnership will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the United States Internal Revenue Code of 1986; provided, however, that the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Partnership or expand the obligations or liabilities of the Partners.
Section 6.2 Profits” and “Losses means, for each fiscal year or other period, an amount equal to the Partnership’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:
(i) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section 6.2 shall be added to such taxable income or loss;
(ii) Notwithstanding any other provision of this Section 6.2, any items which are specially allocated pursuant to Section 6.4 hereof shall not be taken into account in computing Profits or Losses.
Section 6.3 Allocation of Profits and Losses. Except as provided in Section 6.4 below, Profits and Losses for any fiscal year of the Partnership shall be allocated among the Partners in proportion to their Ownership Interests.
Section 6.4 Other Allocations. The following allocations shall be made in the order set forth below:
(a) Except as otherwise provided in Treasury Regulation Section 1.704-2(f) of Article VI, notwithstanding any other provision of this Article VI, if there is a net decrease in Partnership minimum gain, as defined in Treasury Regulation Section 1.704-2(b)(2) and Section 1.704-2(d) during any fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Partner’s share of the net decrease in Partnership minimum gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation
Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.4(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.
(b) Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article VI, if there is a net decrease in Partner nonrecourse debt minimum gain attributable to a Partner nonrecourse debt, as defined in Treasury Regulation Section 1.704-2(i) during any Partnership fiscal year, each Partner who has a share of the Partner nonrecourse debt minimum gain attributable to such Partner nonrecourse debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Partner’s share of the net decrease in Partner nonrecourse debt minimum gain attributable to such Partner nonrecourse debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.4(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4), and shall be interpreted consistently therewith.

(c) In the event any Partner unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1 . 704-1(b)(2)(ii)(d)(4), Section 1 . 704-1 (b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to each such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulation Section 1.704-1(b)(2), any deficit in such Partner’s Capital Account as quickly as possible, provided that an allocation pursuant to this Section 6.4(c) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.4(c) were not in the Agreement.
(d) All nonrecourse deductions shall be allocated among the Partners in accordance with their Ownership Interests. For purposes of this Section 6.4(d), nonrecourse deductions shall have the meaning ascribed thereto in Treas. Reg. Section 1.704-2(b)(1), including all amendments or successor regulations thereto.
(e) Any Partner nonrecourse deductions as defined in Treasury Regulation Section 1.704-2(i)(2) for any fiscal year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner nonrecourse debt to which such Partner nonrecourse deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).
(f) The allocations set forth in Sections 6.4(a) through 6.4(e) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Section 1.704-1(b). Notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Partners so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner if the Regulatory Allocations had not occurred.
(g) In no event shall the General Partner’s interest in each item of income, gain, loss, deduction or credit be less than 1% of each such item at all times during the existence of the Partnership.
Section 6.5 Modification. The Partners intend that the provisions in Article VI and elsewhere in this Agreement providing for the distribution of Cash Flow, the proceeds of a sale or refinancing of the Hospital, and all other distributions from the Partnership will govern the economic relations between the Partners, and have designed the allocations of Profits and Losses in this Article VI so that such allocations will have substantial economic effect under Section 704(b) of the Internal Revenue Code and support the desired distributions to the Partners. To the extent such allocations of Profits and Losses are inconsistent with such objective, the Partners agree to amend this Article VI so that the allocation of Profits and Losses (including items of income, gain, loss or deduction) will be consistent with the distributions provided for in this Agreement.
ARTICLE VII.
RECORD KEEPING, REPORTS, INSURANCE

Section 7.1 Tax Returns. The General Partner shall select a certified or registered public accountant for the preparation of federal and state income tax schedules and returns for the Partnership. The General Partner shall use reasonable efforts to cause the tax return to be delivered to each Partner within seventy-five (75) days of the end of each fiscal year of the Partnership. The fees paid to the said accountant or accountants shall be borne by the Partnership and shall be considered an operating expense.
Section 7.2 Record Keeping. All Partners shall have access to all reasonable times to the books and records associated with the management and operation of the Hospital.
Section 7.3 Bank Accounts. The General Partner on its behalf shall maintain bank accounts necessary for the operation of the Hospital. The General Partner will be the authorized signatory.
Section 7.4 Insurance. The Partnership shall carry and maintain in force such insurance and in such amounts as the General Partner shall determine.
ARTICLE VIII.
ADMISSION AND WITHDRAWAL OF PARTNERS AND
TRANSFERS OF PARTNERSHIP INTERESTS
Section 8.1 No Assignment. No Limited Partner shall have the right to assign all or a portion of its interest in the Partnership and no substitute Limited Partner shall be admitted as a Partner.
Section 8.2 Representatives of Limited Partner. Upon the bankruptcy, insolvency, dissolution, or other cessation of existence as a legal entity of the Limited Partner, the authorized representative of such entity shall have all the rights of a Limited Partner for the purpose of settling, managing, or effecting the orderly winding up and dissolution of the business of such entity.
Section 8.3 Bankruptcy of the Limited Partner. The or bankruptcy of the Limited Partner shall not dissolve the Partnership.
Section 8.4 Additional General Partners; Transfer of General Partners’s Interest. No additional General Partner shall be admitted to the Partnership without the prior written consent of the Limited Partners. A General Partner may transfer its interest in the Partnership, but any such transferee may not become a substitute General Partner without the written consent of the Limited Partners.
ARTICLE IX.
DISSOLUTION AND TERMINATION
Section 9.1 Events Causing Dissolution and Termination. The Partnership shall be dissolved: (i) upon the expiration of the term of the Partnership stated in this Partnership Agreement; (ii) upon the sale of all of the assets of the Partnership and the distribution of the net proceeds therefrom; (iii) in the event of the dissolution and liquidation, effective resignation or conversion of a General Partner if no General Partner remains and no substitute General Partner is elected by the unanimous vote of the Limited Partners prior thereto; or (v) as may be provided by law. The

Partnership shall be terminated when the winding up of Partnership affairs has been completed following dissolution.
Section 9.2 Winding Up Affairs on Dissolution. Upon dissolution of the Partnership, the General Partner, or the persons required or permitted by law to carry out the winding up of the affairs of the Partnership (the “Distributor”), shall promptly notify all Partners of such dissolution; shall wind up the affairs of the Partnership; shall prepare and file all instruments or documents required by law to be filed to reflect the dissolution of the Partnership; and, after paying or providing for the payment of all liabilities and obligations of the Partnership, shall distribute the assets of the Partnership as provided by law and the terms of this Partnership Agreement.
Section 9.3. Distributions on Dissolution.
After dissolution, distributions of cash to Partners on account of their interests as Partners shall be made in accordance with the provisions of Article V. Assets of the Partnership may be distributed in kind on the basis of the then fair market value thereof as determined by an independent appraiser selected by the distributor appointed by the General Partner, or the persons carrying out the winding up of the affairs of the Partnership in accordance with Section 5.2. If assets are distributed in kind, they may be distributed to the Partners as tenants in common.
Section 9.4. Distributions in Accordance with Capital Accounts.
Notwithstanding any other provision of this Agreement, upon liquidation of the Partnership (or any Partner’s interest in the Partnership) liquidating distributions shall be made, in all cases, in accordance with the Partners’ positive capital account balances determined after all adjustments to the Partners’ capital accounts for the taxable year. Such distribution shall be made within the time periods required by Treasury Regulation Section 1.704-1(b). In the event that upon liquidation of the Partnership, the General Partner has a deficit balance in its capital account, the General Partner shall contribute to the capital of the Partnership an amount of money equal to the lesser of (a) such deficit balance, or (b) the excess of 1.01 percent of the total capital contributions by the Limited Partners to the Partnership over the total amount of capital contributions made to the Partnership by the General Partner. Any amounts contributed by the General Partner shall be added to the amounts described above and shall be distributed in the manner provided in this Section 9.4.
ARTICLE X.
GENERAL
Section 10.1 Notices.
(a) All notices, demands, or requests provided for or permitted to be given pursuant to this Agreement must be in writing.
(b) All notices, demands, or requests to be sent to the General Partner pursuant hereto shall be deemed to have been properly given or served by delivery by a nationally recognized overnight delivery service or by depositing the same in the United States Mail, addressed to the

General Partner, postpaid, and registered or certified with return receipt requested at the following address:
Community GP Corp.
c/o Community Health Systems, Inc.
155 Franklin Road, Suite 400
Brentwood, TN 37027
(c) All notices, demands, and requests shall be effective upon being deposited in the United States Mail as aforesaid. However, the time period in which a response to any such notice, demand or request must be given shall commence to run from the next business day after the date sent by overnight delivery or, if sent by U.S. Mail, the date of receipt noted on the return receipt of the notice, demand, or request by the addressee thereof, or if each return receipt is refused, then five (5) days following the date of the United States Postal Service postmark noted thereon.
(d) By giving to the other parties at least ten (10) days’ written notice thereof, the parties hereto and their respective successors and assigns shall have the right from time to time and at any time during the term of this Agreement to change their respective addresses and each shall have the right to specify as its address any other address within the United States of America.
(e) All payments to be made pursuant hereto to any Partner shall be made at the address set forth above for such Partner. All such payments shall be effective upon receipt.
(f) The Partners hereby agree to furnish the other Partner with such resolutions or notices designating any changes in the address used for purpose of sending notices pursuant to this Agreement, and designating such party or parties within each Partner as shall be delegated the authority to sign documents binding each Partner to the Agreement contained therein for purposes of convenience and avoiding delay in the operation of this Partnership.
Section 10.2 Governing Laws. This agreement and the obligations of the Partners hereunder shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware.
Section 10.3 Entire Agreement. This Agreement contains the entire agreement between the parties hereto relative to the formation of the Partnership.
Section 10.4 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
Section 10.5 Binding Agreement. Subject to the restrictions on transfers and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned Partners and their respective heirs, executors, legal representatives, successors, and assigns. Whenever in this instrument a reference to any party or Partner is made, such reference shall be deemed to include a reference to the heirs, executors, legal representatives, successors, and assigns of such party or Partner.

IN WITNESS WHEREOF, this Agreement is executed effective as of the date first set forth above.

COMMUNITY GP CORP.,
a Delaware corporation

By:	/s/ T. Mark Banford [unreadable]
Title:	Vice Pres.

COMMUNITY LP CORP.,
a Delaware corporation

By:	/s/ T. Mark Banford [unreadable]
Title:	Vice Pres.